UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        John A. Dore
        222 N. LaSalle, Suite 1600
        Chicago, Illinois  60601

        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        American Country Holdings Inc.
        ACHI

   3.   IRS or Social Security Number of Reporting Person (Voluntary):



   4.   Statement for Month/Year:

        December 2000

   5.   If Amendment, Date of Original (Month/Year):

        September 2000

   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director ( ) 10% Owner (x) Officer (give title below)
        ( ) Other (specify below):

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person





               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned

                                                                      5. Amount of
                      2. Trans-                                        Securities       6. Owner-
                       action   3. Trans-                             Beneficially      ship Form:
        1. Title of     Date      action   4. Securities Acquired     Owned at End    Direct (D) or  7. Nature of Indirect
         Security      (Month/     Code    (A) or Disposed of (D)       of Month       Indirect (I)  Beneficial Ownership
        (Instr. 3)    Day/Year) (Instr. 8)   (Instr. 3, 4 and 5)    (Instr. 3 and 4)    (Instr. 4)        (Instr. 4)
        -----------   --------- ---------- ----------------------   ----------------  -------------  ---------------------
                                Code   V   Amount (A)or(D)  Price
                                ----   -   ------ --------  -----
     Common           12/29/00   P        142,857     A     $1.75                           D
     Stock,
     $.01 par
     value(1)

     Common           12/30/00   A          7,407     A     $1.88      311,264(2)           D
     Stock,
     $.01 par
     value

     Common                                 2,000                                           I       IRA
     Stock,
     $.01 par
     value

     Common                                 4,000                                           I       Keough
     Stock,
     $.01 par
     value

     Common                                 2,600                                           I       As trustee for
     Stock,                                                                                         Christopher L. Dore
     $.01 par
     value

     Common                                 3,565                        12,165             I       As trustee for
     Stock,                                                                                         John A. Dore II
     $.01 par
     value


     (1)      Each share of Common Stock was sold as a Unit that consisted of one share of Common Stock of the Company and five-year Common Stock purchase Warrant.  The purchase price of each Unit was $1.75, and the Warrant exercise price is $1.925, subject to adjustment.

     (2)      Includes 7,407 shares acquired under the employee stock purchase plan in December 2000.
           .





                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                                          10.
                                                                                                      9.     Owner-
                                                5.                                                  Number    ship
                  2.                          Number                                               of Deri- Form of    11.
                Conver-                     of Deriv-                                               vative   Deri-   Nature
                sion or                       ative                                                Securi-   vative    of
                 Exer-                        Secur-                                                 ties    Secur-   Indi-
                 cise     3.                  ities                             7.           8.    Benefi-    ity:    rect
         1.      Price  Trans-               Acquired          6.           Title and      Price    cially   Direct  Benefi-
      Title of    of    action      4.        (A) or       Date Exer-       Amount of    of Deriv- Owned at  (D) or   cial
       Deriv-   Deriv-   Date     Trans-     Disposed     cisable and       Underlying     ative    End of  Indirect Owner-
        ative    ative  (Month/   action      of (D)       Expiration       Securities    Security  Month     (I)     ship
      Security  Secur-   Day/      Code     (Instr. 3,    Date(Month/       (Instr. 3     (Instr.  (Instr.  (Instr.  (Instr.
     (Instr. 3)   ity    Year)  (Instr. 8)   4 and 5)      Day/Year)          and 4)         5)       4)       4)      4)
     ---------- ------- ------- ----------  ----------  ---------------  ---------------- -------- -------- -------- -------
                                 Code   V    (A)  (D)   Date
                                 ----   -    ---  ---   Exer-   Expir-          Amount or
                                                        cis-    ation           Number of
                                                        able    Date     Title  Shares
                                                        -----   ------   -----  ---------

     Warrant    $1.925 12/29/00   P        142,857     12/29/00 12/29/05 Common  142,857     (1)    142,857     D
                                                                         Stock
                                                                         $.01
                                                                         par
                                                                         value

     Explanation of Responses:

   (1) Each Warrant was sold as part of a Unit that consisted of one share of Common Stock of the Company and one five-year Common Stock purchase Warrant. The purchase price of each Unit was $1.75, and the Warrant exercise price is $1.925, subject to adjustment.

   SIGNATURE OF REPORTING PERSON:


   /s/ John A. Dore
   ------------------------------
       John A. Dore


   Dated:  January 10, 2001